FORM NRSRO EXHIBIT #4
ORGANIZATIONAL STRUCTURE.

EGAN-JONES RATINGS CO. & EGAN-JONES PROXY SERVICES (12/31/2015)



Board of Directors*
Operations
COO
Compliance
DCO
CEO/Ratings
Ratings Review & Policy Committee (RRC)
Sales/Marketing
Compliance Team
Sr. Rating Analysts
Accounting
Rating Analysts, Modeling
Information Technology
Rating Analysts, Production
EJ Proxy Services, VP
Proxy Analysts
Admin, Curator


* Board of directors consists of 3 members, 2 of which are Independent.